Mail Stop 3561

May 18, 2007

Joseph B. Young
President and Chief Executive Officer
Bella Trading Company, Inc.
2119 Arapahoe Street
Golden, CO 80401

> **Re:** **Bella Trading Company, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2007**
> **File No. 333-121034**

Dear Mr. Young:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 2 of our comment letter dated May 3, 2007 and your indication that your company "does not plan an acquisition of another company in the foreseeable future, but merely seeks the acquisition of real properties with oil and/or gas potential." Item 14(a)(3) of Schedule 14A is applicable in situations where you seek to acquire a going business or the assets

of a going business. Therefore, please confirm your understanding and that you have no plans, proposals or arrangements to issue any of the newly authorized shares for any purpose, including any acquisitions of assets of a going business notwithstanding your indication that you are currently negotiating with various third parties regarding the acquisition of certain oil and gas properties.

Purpose of change in name…, page 7

2. We note your revisions to this discussion. Please elaborate upon what you mean when you state that your new business plan is to acquire oil and gas properties for exploration and development "with the intent to bring the projects to feasibility." How do you intend to bring the projects to feasibility? Further, you mention that you "intend to contract out the operations or joint venture the project to qualified interested parties." Please revise to elaborate upon what your reference to "project" means. Given your intended focus upon projects that will have a "near term cash flow potential," please revise to explain how you intend to identify those projects.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Muellerleile, Esq.
        M2 Law Professional Corporation
        (949) 706-1475